UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on a Report on Form 6-K of YY Group Holding Limited (the “Company”), on September 11, 2025, the Company sold and issued 9,523,812 Class A ordinary shares (the “Shares”), at no par value per share (the “Ordinary Shares”) and warrants to purchase and cancel up to 14,285,718 Ordinary Shares (the “Warrants”). Each Share was sold with one and one half Warrants, at a price of $0.42 per Ordinary Share and accompany Warrants. The Warrants are exercisable immediately after the date of issuance at an exercise price of $0.50 per share and will have a term of 3.5 years after issuance.

On January 27, 2026, the Company entered into warrant repurchase agreements (the “Repurchase Agreements”) with the holders of the Warrants (the “Holders”), pursuant to which the Company agreed to repurchase the Warrants at a price of $0.06 per Ordinary Share issuable upon exercise of the Warrant, for a total purchase price of $857,143. The Company has also granted the Holders a participation right on a pro-rata basis of one third in any Subsequent Placement (as defined in the Repurchase Agreements), subject to certain exemption, undertaken by the Company for a period from the date of the Repurchase Agreements to December 11, 2026.

The foregoing description of the Repurchase Agreement is qualified in its entirety by reference to the full text of the Repurchase Agreements, the form of which is attached hereto as Exhibit 10.1, to this Report on Form 6-K (this “Report”), and which is incorporated herein in its entirety by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Warrant Repurchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: January 28, 2026	By:	/s/ Fu Xiaowei
Fu Xiaowei
Chief Executive Officer

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